                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from            to
                                                -----------  ----------

                          Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               M-I RETIREMENT PLAN
                                 P.O. BOX 42842
                             HOUSTON, TX 77242-2842

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Smith International, Inc.
                               16740 Hardy Street
                              Houston, Texas 77032

The following financial statements and exhibits are filed as a part of this annual report:





                                                                                      Sequentially
                                                                                        Numbered
                                                                                          Page
                                                                                     --------------
(a)  Index to Financial Statements and Supplementary
       Information:

     Report of Independent Public Accountants.......................................         4

     Statements of Net Assets Available for Plan
     Benefits at December 31, 1997 and 1996.........................................         5

     Statements of Changes in Net Assets Available
     for Plan Benefits for the year ended December 31,
     1997...........................................................................         7

     Notes to financial statements..................................................         8

     Supplementary Information:

     Schedule 1 - Assets held for Investment Purposes...............................         13
     Schedule 2 - Reportable Transactions...........................................         14

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 26, 1998
                                            M-I RETIREMENT PLAN

                                            By:      M-I L.L.C.


                                            By: /s/  Geri D. Wilde
                                               -----------------------
                                                     Geri D. Wilde,
                                                     Assistant Treasurer

                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Employee Benefits Committee of
M-I L.L.C.
M-I Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for Plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 (Schedule I), and schedule of reportable transactions - series transactions for the year ended December 31, 1997 (Schedule II), are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ ARTHUR ANDERSEN LLP



Houston, Texas
June 12, 1998

                                   M-I L.L.C.

                               M-I RETIREMENT PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997






                                                                           Participant-Directed
                                               ---------------------------------------------------------------------------------
                                                 Vanguard        Smith                                    Long-
                                                Retirement   International,                               Term           VMMR
                                                 Savings          Inc.,     Vanguard       Vanguard     Corporate        Prime
                                                  Trust          Stock     Wellington       Windsor       Bond         Portfolio
                                                  Fund           Fund         Fund           Fund         Fund           Fund
                                               -----------   -----------   -----------   -----------   -----------   -----------

ASSETS:
   Investments-
     Registered investment companies           $        --   $        --   $37,254,803   $12,392,408   $ 1,311,898   $ 2,072,422
     Vanguard Retirement Savings Trust          10,372,200            --            --            --            --            --
     Smith International, Inc., common stock            --     9,603,241            --            --            --            --
     Loans to participants                              --            --            --            --            --            --
                                               -----------   -----------   -----------   -----------   -----------   -----------

                           Total investments    10,372,200     9,603,241    37,254,803    12,392,408     1,311,898     2,072,422

   Receivables-
     Participant contributions                     124,072        45,869       300,053       111,483        11,067        21,084
     Company contributions                          74,379       125,490     1,478,273       190,708        12,272        17,118
     Loan repayments                                43,843        11,424        56,590        35,792         4,308         7,285
                                               -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $10,614,494   $ 9,786,024   $39,089,719   $12,730,391   $ 1,339,545   $ 2,117,909
                                               ===========   ===========   ===========   ===========   ===========   ===========





                                                         Participant-Directed
                                               ----------------------------------------
                                                Vanguard
                                                 Index                    International
                                                  500         Vanguard        Growth
                                                Portfolio     PRIMECAP       Portfolio      Loan
                                                  Fund          Fund           Fund         Fund          Total
                                               -----------   -----------  -------------  -----------   -----------
ASSETS:
   Investments-
     Registered investment companies           $ 3,454,438   $ 6,477,037   $ 1,032,719   $        --   $63,995,725
     Vanguard Retirement Savings Trust                  --            --            --            --    10,372,200
     Smith International, Inc., common stock            --            --            --            --     9,603,241
     Loans to participants                              --            --            --     4,404,522     4,404,522
                                               -----------   -----------   -----------   -----------   -----------

                           Total investments     3,454,438     6,477,037     1,032,719     4,404,522    88,375,688

   Receivables-
     Participant contributions                      34,491        57,019        13,680            --       718,818
     Company contributions                          95,197       162,438        36,811            --     2,192,686
     Loan repayments                                 6,605        15,192         2,888            --       183,927
                                               -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $ 3,590,731   $ 6,711,686   $ 1,086,098   $ 4,404,522   $91,471,119
                                               ===========   ===========   ===========   ===========   ===========





The accompanying notes are an integral part of this statement.

                                   M-I L.L.C.

                               M-I RETIREMENT PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996




                                                                             Participant-Directed
                                               ---------------------------------------------------------------------------------
                                                Vanguard       Smith                                      Long-
                                               Investment   International,                                Term          VMMR
                                                Contract        Inc.,        Vanguard     Vanguard      Corporate       Prime
                                                  Trust         Stock       Wellington     Windsor        Bond         Portfolio
                                                  Fund           Fund         Fund          Fund          Fund          Fund
                                               -----------  -------------- -----------   -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies           $        --   $        --   $29,559,107   $ 8,751,899   $   929,778   $ 2,261,630
     Vanguard Investment Contract Trust         11,358,406            --            --            --            --            --
     Smith International, Inc., common stock            --     4,107,039            --            --            --            --
     Loans to participants                              --            --            --            --            --            --
                                               -----------   -----------   -----------   -----------   -----------   -----------

                           Total investments    11,358,406     4,107,039    29,559,107     8,751,899       929,778     2,261,630

   Receivables-
     Participant contributions                      91,366        15,704       135,200        63,397         7,905        13,217
     Company contributions                          61,670        79,105     1,209,133       129,992         7,927         8,549
     Loan repayments                                32,754         4,648        30,899        21,524         3,580         3,893
                                               -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $11,544,196   $ 4,206,496   $30,934,339   $ 8,966,812   $   949,190   $ 2,287,289
                                               ===========   ===========   ===========   ===========   ===========   ===========




                                                        Participant-Directed
                                               ----------------------------------------
                                                Vanguard
                                                  Index                   International
                                                   500        Vanguard       Growth
                                                Portfolio     PRIMECAP      Portfolio       Loan
                                                  Fund          Fund           Fund         Fund          Total
                                               -----------   -----------   ------------  -----------   -----------
ASSETS:
   Investments-
     Registered investment companies           $ 1,804,269   $ 3,343,178   $ 1,307,888   $        --   $47,957,749
     Vanguard Investment Contract Trust                 --            --            --            --    11,358,406
     Smith International, Inc., common stock            --            --            --            --     4,107,039
     Loans to participants                              --            --            --     3,594,835     3,594,835
                                               -----------   -----------   -----------   -----------   -----------

                           Total investments     1,804,269     3,343,178     1,307,888     3,594,835    67,018,029

   Receivables-
     Participant contributions                      12,550        25,978         9,279            --       374,596
     Company contributions                          57,181        90,489        35,809            --     1,679,855
     Loan repayments                                 3,031         7,951         2,385            --       110,665
                                               -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $ 1,877,031   $ 3,467,596   $ 1,355,361   $ 3,594,835   $69,183,145
                                               ===========   ===========   ===========   ===========   ===========





The accompanying notes are an integral part of this statement.

                                   M-I L.L.C.

                               M-I RETIREMENT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997





                                                                           Participant-Directed
                                                -----------------------------------------------------------------------------------
                                                 Vanguard        Smith                                       Long-
                                                Retirement   International,                                  Term           VMMR
                                                  Savings         Inc.,      Vanguard      Vanguard        Corporate       Prime
                                                   Trust         Stock       Wellington     Windsor          Bond         Portfolio
                                                   Fund          Fund           Fund          Fund           Fund           Fund
                                                -----------  -------------   -----------   -----------    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT DECEMBER 31, 1996                   $11,544,196   $ 4,206,496   $30,934,339   $ 8,966,812    $   949,190   $ 2,287,289
                                                -----------   -----------   -----------   -----------    -----------   -----------

PLAN ADDITIONS:
   Interest and dividends                           655,138            --     3,171,502     1,978,151         80,864       133,142
   Net realized gain on sale of investments              --     1,212,885       583,080       307,390          3,604            --
   Net unrealized appreciation (depreciation)
     of investments                                      --      (102,378)    3,274,339      (149,975)        57,576            --
                                                -----------   -----------   -----------   -----------    -----------   -----------
                                                    655,138     1,110,507     7,028,921     2,135,566        142,044       133,142
                                                -----------   -----------   -----------   -----------    -----------   -----------
   Contributions-
     Company                                        167,986       261,522     3,571,506       419,928         24,967        34,646
     Participants                                 1,135,105       335,447     3,230,320       963,019         93,950       170,920
                                                -----------   -----------   -----------   -----------    -----------   -----------
                                                  1,303,091       596,969     6,801,826     1,382,947        118,917       205,566
                                                -----------   -----------   -----------   -----------    -----------   -----------

                            Total additions       1,958,229     1,707,476    13,830,747     3,518,513        260,961       338,708
                                                -----------   -----------   -----------   -----------    -----------   -----------

PLAN DEDUCTIONS:
   Benefits paid to participants                    519,377       129,002     1,716,111       319,728         46,633        57,628
   Administrative expenses                               --            --            --            --             --        19,736

INTERFUND TRANSFERS, net                         (2,368,554)    4,001,054    (3,959,256)      564,794        176,027      (430,724)
                                                -----------   -----------   -----------   -----------    -----------   -----------

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT DECEMBER 31, 1997                   $10,614,494   $ 9,786,024   $39,089,719   $12,730,391    $ 1,339,545   $ 2,117,909
                                                ===========   ===========   ===========   ===========    ===========   ===========





                                                              Participant-Directed
                                                ----------------------------------------
                                                 Vanguard
                                                  Index                    International
                                                   500          Vanguard       Growth
                                                 Portfolio      PRIMECAP      Portfolio       Loan
                                                   Fund          Fund           Fund          Fund           Total
                                                -----------   -----------  -------------  -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT DECEMBER 31, 1996                   $ 1,877,031   $ 3,467,596   $ 1,355,361    $ 3,594,835   $69,183,145
                                                -----------   -----------   -----------    -----------   -----------

PLAN ADDITIONS:
   Interest and dividends                            69,351       228,205        45,031        302,739     6,664,123
   Net realized gain on sale of investments         107,634       299,746        34,708             --     2,549,047
   Net unrealized appreciation (depreciation)
     of investments                                 568,525       889,577       (29,403)            --     4,508,261
                                                -----------   -----------   -----------    -----------   -----------
                                                    745,510     1,417,528        50,336        302,739    13,721,431
                                                -----------   -----------   -----------    -----------   -----------
   Contributions-
     Company                                        197,843       322,010        87,849             --     5,088,257
     Participants                                   240,320       418,985       123,207             --     6,711,273
                                                -----------   -----------   -----------    -----------   -----------
                                                    438,163       740,995       211,056             --    11,799,530
                                                -----------   -----------   -----------    -----------   -----------

                            Total additions       1,183,673     2,158,523       261,392        302,739    25,520,961
                                                -----------   -----------   -----------    -----------   -----------

PLAN DEDUCTIONS:
   Benefits paid to participants                        679       281,318        32,177        110,598     3,213,251
   Administrative expenses                               --            --            --             --        19,736

INTERFUND TRANSFERS, net                            530,706     1,366,885      (498,478)       617,546            --
                                                -----------   -----------   -----------    -----------   -----------

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT DECEMBER 31, 1997                   $ 3,590,731   $ 6,711,686   $ 1,086,098    $ 4,404,522   $91,471,119
                                                ===========   ===========   ===========    ===========   ===========

The accompanying notes are an integral part of this statement.

                                   M-I L.L.C.

                               M-I RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT
    PLAN PROVISIONS:

The following description of the M-I Retirement Plan (the Plan), formerly known as the M-I Drilling Fluids L.L.C. Profit Sharing and Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I L.L.C. (the Company). Smith International, Inc., has a 64 percent majority ownership and Halliburton Company has a 36 percent minority ownership in the Company. The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective on March 1, 1987, and is available to all employees who meet certain eligibility requirements.

Administration

The Company is the plan administrator of the Plan as defined under the Employee Retirement Income Security Act of 1974. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan. Expenses incident to the administration of the Plan and trust may be paid by the Company or by the Plan.

Eligibility

An employee may participate in the Plan on the first day of the first month following the date of hire.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to the participants during the Plan year for services performed and is currently includible in the employee's gross income under the Internal Revenue Code (the Code), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company. The maximum amount of compensation considered by the Plan during 1997, as limited by the Code, was $160,000.

Contributions

Participants may elect to contribute voluntarily, in 1/2 percent increments, from 1/2 percent to 12 percent of their compensation (except, for participants whose annual compensation, as defined by the Plan, exceeds $54,000, the elective contribution is from 1/2 percent to 10 percent), subject to a maximum amount of $9,500 during 1997 under Section 402(g) of the Code.

At the discretion of the Committee, the Company may provide contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (the Basic Contribution). The Company may also provide a 100 percent matching contribution of the first 1-1/2 percent of a participant's voluntary contribution (the Matching Contribution).

In addition, with respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions (the Profit-Sharing Contribution) in such amounts, if any, as determined by the Committee and approved and ratified by the Company's board of directors.

Basic, Matching and Profit-Sharing Contributions made by the Company were $5.1 million for the year ended December 31, 1997.

Vesting

Participants are immediately vested in their voluntary contributions and the net earnings thereon. Participants will vest annually in the Company's contributions in 20 percent increments commencing with their first year of service. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of the participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65.

Investment Options

At December 31, 1997 and 1996, the Plan's investments are held in a trust fund administered by Vanguard Fiduciary Trust Company.

Participants have the option of investing their contributions and the Company's matching contributions in any of the following Vanguard Funds and/or the common stock of Smith International, Inc. (the majority owner of the Company):

Vanguard Retirement Savings Trust Fund--Investments are made primarily in a pool of investment contracts issued by insurance companies and banks selected by the Trustee. This investment was formerly known as the Investment Contract Trust Fund. See Note 4 for further information regarding valuation of these investments.

Smith International, Inc., Stock Fund--Investments are in the common stock of Smith International, Inc., purchased on the open market.

Vanguard Wellington Fund--Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

Vanguard Windsor Fund--Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

Long-Term Corporate Bond Fund--Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

VMMR Prime Portfolio Fund--Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper and short-term corporate obligations with the objective of preservation of capital and liquidity.

Vanguard Index 500 Portfolio Fund--Investments are made in a portfolio of publicly traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

Vanguard PRIMECAP Fund--Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

International Growth Portfolio Fund--Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Committee. Such distributions are limited to the vested amount then credited to such participant's account.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason by resolution of the Committee. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

Loans

Participants who have participated in the Plan for a minimum of one year may borrow from their accounts no more than once annually, subject to terms specified by the Committee. Participants may not take out loans that, in the aggregate, exceed $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances are distributed. Forfeitures are applied first to reinstate the participant's previously forfeited amounts when the participant is reemployed by the Company within five years. Any remaining forfeitures are used to reduce subsequent employer contributions or offset Plan expenses. Net assets available for Plan benefits as of December 31, 1997 and 1996, includes forfeited amounts of $68,542 and $80,216, respectively, which are held in the VMMR Prime Portfolio Fund. Forfeitures of $19,736 were used to pay certain administrative expenses in 1997. Forfeitures of $92,000 were used to reduce employer contributions in 1997.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the Trustee.

Investment Valuation

The Plan's investments are held by the Trustee. The Trustee has provided certified statements which are the basis for recording the transactions of the Plan. Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the Vanguard Retirement Savings Trust which is stated at contract value. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets, and unrealized appreciation or depreciation of the Plan assets, are based on the value of those assets at the beginning of the Plan year or at the time of purchase if acquired during the current year.

Participant Account Valuation

The Plan provides that each fund's income shall be allocated daily to the individual participant in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions from the account on a daily basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.  INVESTMENT CONTRACTS:

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plan" (SOP 94-4), requires that fully benefit-responsive investment contracts be valued at contract value which represents the principal balance of the contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company.

The Plan is invested in the Vanguard Retirement Savings Trust (the Trust) which provides for the collective investment of the assets of tax-exempt pension and profit-sharing plan trusts primarily in a pool of investment contracts issued by insurance companies and banks. The average blended yield of the Trust's investments as of December 31, 1997 and 1996, was 6.23 percent and 6.07 percent, respectively. The total return of the Trust was 6.17 percent for the year ended December 31, 1997. The fair value of the investments in the Trust as of December 31, 1997 and 1996, was $10,372,200 and $11,358,406, respectively, which approximates contract value.

                                                                      SCHEDULE I
                                   M-I L.L.C.

                               M-I RETIREMENT PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997





                                                                                                                    Current
         Identity of Issue                                Description of Investment                   Cost           Value
---------------------------------------            ---------------------------------------        ------------    ------------
Vanguard Fiduciary Trust Company*                  Vanguard Retirement Savings Trust Fund         $ 10,372,200    $ 10,372,200
Smith International, Inc.*                         Smith International, Inc., Stock Fund             9,254,412       9,603,241
Vanguard Group of Investment Companies*            Vanguard Wellington Fund                         29,802,340      37,254,803
Vanguard Group of Investment Companies*            Vanguard Windsor Fund                            11,805,148      12,392,408
Vanguard Group of Investment Companies*            Long-Term Corporate Bond Fund                     1,226,538       1,311,898
Vanguard Group of Investment Companies*            VMMR Prime Portfolio Fund                         2,072,422       2,072,422
Vanguard Group of Investment Companies*            Vanguard Index 500 Portfolio Fund                 2,680,976       3,454,438
Vanguard Group of Investment Companies*            Vanguard PRIMECAP Fund                            5,196,865       6,477,037
Vanguard Group of Investment Companies*            International Growth Portfolio Fund               1,016,942       1,032,719
M-I Retirement Plan*                               Loans receivables from participants
                                                   (highest and lowest interest
                                                   rates are 5.83% and 10.05%)                       4,404,522       4,404,522
                                                                                                  ------------    ------------

                                                                                                  $ 77,832,365    $ 88,375,688
                                                                                                  ============    ============



*Identified party in interest.





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



                                                                     SCHEDULE II

                                   M-I L.L.C.

                         PROFIT SHARING AND SAVINGS PLAN


            SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997






                                                                                  Purchase           Selling
         Identity of Party Involved                Description of Asset           Price(a)           Price(b)
----------------------------------------    ----------------------------------  -------------    -------------
Vanguard Group of Investment Companies      Vanguard Wellington Fund             $ 12,127,400     $         --
                                                                                           --        8,289,123
Vanguard Group of Investment Companies      Vanguard Windsor Fund                   7,952,838               --
                                                                                           --        4,469,744
Vanguard Group of Investment Companies      VMMR Prime Portfolio Fund               6,933,371               --
                                                                                           --        7,122,579
Vanguard Group of Investment Companies      Vanguard Index Trust 500
                                            Portfolio Fund                          3,019,627               --
                                                                                           --        2,045,617
Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund                  4,797,992               --
                                                                                           --        2,853,456
Vanguard Fiduciary Trust Company            Vanguard Retirement Savings Trust       6,034,260               --
                                                                                           --        7,020,466
Smith International, Inc.                   Smith International, Inc.,
                                            Stock Fund                             18,281,825               --
                                                                                           --       13,896,130







                                                                                                   Current Value
                                                                                                     of Asset
                                                                                    Cost of       on Transaction
        Identity of Party Involved                   Description of Asset            Asset               Date          Net Gain
----------------------------------------    ----------------------------------  -------------    -----------------   ----------
Vanguard Group of Investment Companies      Vanguard Wellington Fund             $ 12,127,400      $  12,127,400     $        --
                                                                                    6,945,835          8,289,123       1,343,288
Vanguard Group of Investment Companies      Vanguard Windsor Fund                   7,952,838          7,952,838              --
                                                                                    4,045,599          4,469,744         424,145
Vanguard Group of Investment Companies      VMMR Prime Portfolio Fund               6,933,371          6,933,371              --
                                                                                    7,122,579          7,122,579              --
Vanguard Group of Investment Companies      Vanguard Index Trust 500
                                            Portfolio Fund                          3,019,627          3,019,627              --
                                                                                    1,874,492          2,045,617         171,125
Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund                  4,797,992          4,797,992              --
                                                                                    2,403,888          2,853,456         449,568
Vanguard Fiduciary Trust Company            Vanguard Retirement Savings Trust       6,034,260          6,034,260              --
                                                                                    7,020,466          7,020,466              --
Smith International, Inc.                   Smith International, Inc.,
                                            Stock Fund                             18,281,825         18,281,825              --
                                                                                   12,212,293         13,896,130       1,683,837




(a) Purchase price includes transaction expenses.
(b) Selling price is net of transaction expenses.


            NOTE: This schedule includes series transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of net assets available for Plan benefits as of January 1, 1997.




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